FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021
Commission File Number: 001-35025

PERFORMANCE SHIPPING INC.
(Translation of registrant's name into English)
373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is management's discussion and analysis of financial condition and results of operations and interim unaudited consolidated financial statements for the six months ended June 30, 2021 of Performance Shipping Inc. (the "Company”).

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-197740), filed with the U.S. Securities and Exchange Commission (the "SEC") with an effective date of August 13, 2014, and the Company's registration statement on Form F-3 (File No. 333-237637), filed with the SEC with an effective date of April 23, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERFORMANCE SHIPPING INC.
(registrant)

Dated: September 9, 2021	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Executive Officer

Exhibit 99.1

Performance Shipping Inc.

Unless otherwise specified herein, references to the “Company” or “we”, “us” and “our” shall include Performance Shipping Inc. and its subsidiaries. The following management’s discussion and analysis should be read in conjunction with our interim unaudited consolidated financial statements and their notes attached hereto. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our annual report on Form 20-F for the year ended December 31, 2020 filed with the Securities and Exchange Commission (the “SEC”) on March 5, 2021.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2021

Our Operations

We have historically chartered our vessels to customers primarily pursuant to short-term and long-term time charters and on spot voyages, and recently also through pool arrangements. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges.  Under spot charter arrangements, voyage expenses that are unique to a particular charter are paid for by us. Under our pool arrangements, the pool manager charters our vessels, prices the charters, and is required to pay all voyage costs, including port charges, fuel and canal tolls and to collect receivables. We receive a portion of the total revenues generated by the pool, net of expenses incurred by the pool, and the amount allocated to our participating vessel, is determined in accordance with an agreed-upon formula determined by the margins allocated to our participating vessel based on her age, design and other performance characteristics. In all three types of charters, we remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes, environmental costs, and other miscellaneous expenses. We also pay commissions to unaffiliated shipbrokers, and to related party brokers when they are involved, for the arrangement of the relevant charter, and have paid management fees and commissions to third-party managers only for a limited period of time during 2020.

Factors affecting our results of operations

We believe that the important measures for analyzing trends in our results of operations consist of the following:

•
Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

•
Available days. We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys, including the aggregate amount of time that we spend positioning our vessels for such events. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•
Operating days, including ballast leg. We define operating days, including ballast leg, as the number of available days in a period less the aggregate number of days that our vessels are off-hire. The specific calculation counts as on-hire the days of the ballast leg of the spot voyages, as long as a charter party is in place. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•       Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades and special surveys, including vessel positioning for such events.

•
Time Charter Equivalent (TCE) rates. We define TCE rates as our voyage and time charter revenues, less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels despite changes in the mix of charter types (i.e., voyage (spot) charters, time charters, and bareboat charters).

•
Daily Operating Expenses. We define daily operating expenses as total vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, lubricant costs, tonnage taxes, regulatory fees, environmental costs, lay-up expenses and other miscellaneous expenses divided by total ownership days for the relevant period.

The following tables reflect our ownership days, available days, operating days, fleet utilization, TCE rate, and daily operating expenses for our total fleet (tanker vessels only for 2021, and tanker and container vessels for 2020), as well as a calculation for our TCE rates, for the periods indicated.

	For the six months ended June 30,
	2021	2020
Ownership days	905	885
Available days	865	885
Operating days, including ballast leg	705	801
Fleet utilization	81.5%	90.5%
Time charter equivalent (TCE) rate	$8,667	$23,806
Daily operating expenses	$6,386	$7,141

	For the six months ended June 30,
	2021	2020
	(in thousands of U.S. dollars, except for available days and TCE rate)
Voyage and time charter revenues	$17,513	$29,535
Less: voyage expenses	(10,016)	(8,467)

Time charter equivalent revenues	$7,497	$21,068

Available days	865	885
Time charter equivalent (TCE) rate	$8,667	$23,806

Voyage and Time Charter Revenues

Our revenues are driven primarily by the number of vessels in our fleet, the number of days that our vessels operate, and the amount of daily charter hire that our vessels earn under charters which, in turn, are affected by a number of factors, including:

•	the duration of our charters;
•	our decisions relating to vessel acquisitions and disposals;
•	the amount of time that we spend positioning our vessels;
•	the amount of time that our vessels spend in drydock undergoing repairs;
•	maintenance and upgrade work;
•	the age, condition, and specifications of our vessels;
•	levels of supply and demand in the shipping industry; and
•	other factors affecting spot market charter rates for vessels.

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market, or through pool arrangements, generate revenues that are less predictable but may enable their owners to capture increased profit margins during periods of improvements in charter rates, although their owners would be exposed to the risk of declining charter rates, which may have a materially adverse impact on financial performance. As we employ vessels on time and spot charters, we mitigate our charter rates fluctuation exposure.

Currently, the vessels in our fleet are employed either on time charters or on spot voyages and one is chartered through a pool arrangement. Our charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Voyage Expenses

We incur voyage expenses that include port and canal charges, bunker (fuel oil) expenses and commissions. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on voyage charters because these expenses are for the account of the owner of the vessels, while they are on the account of the charterer when vessels are time-chartered. Laid-up vessels, if any, do not incur bunkers costs. However, at times when our vessels are off-hire due to other reasons, we incur port and canal charges and bunker expenses.

We have paid commissions ranging from 0% to 6.25% of the total daily charter hire rate of each charter to unaffiliated shipbrokers, depending on the number of brokers involved with arranging the charter, and to Pure Brokerage and Shipping Corp. (or “Pure Brokerage”), a related party shipbroker.  Our in-house fleet manager, UOT, our wholly-owned subsidiary, receives a commission that is equal to 2% of our gross revenues in exchange for providing us with technical and commercial management services in connection with the employment of our fleet. However, this commission is eliminated from our consolidated financial statements as an intercompany transaction.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes, regulatory fees, environmental costs, lay-up expenses, and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, COVID-related disruptions which could cause our crew costs and other operating expenses to increase, developments relating to market prices for crew wages and insurance, may also cause these expenses to increase. In conjunction with our senior executive officers, UOT has established an operating expense budget for each vessel and performs the day-to-day management of our vessels under separate management agreements with our vessel-owning subsidiaries. We monitor the performance of UOT by comparing actual vessel operating expenses with the operating expense budget for each vessel.

Vessel Depreciation

We depreciate all our vessels on a straight-line basis over their estimated useful lives, which we estimate to be 25 years for the tanker vessels from the date of their initial delivery from the shipyard, while in the past we estimated the useful life of our container vessels to be 30 years. Depreciation is based on the cost less the estimated salvage values. Each vessel's salvage value is the product of her light-weight tonnage and estimated scrap rate, which is estimated at $350 per light-weight ton for all vessels in our fleet. We believe that these assumptions are common in the tanker and containership industry.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore related expenses such as legal and professional expenses. Certain of our general and administrative expenses have been provided for, until March 1, 2020, under our Broker Services Agreement with Steamship Shipbroking Enterprises Inc. and, effective June 15, 2020, under our Brokerage Services Agreement with Pure Brokerage. We also incur payroll expenses of employees and general and administrative expenses reflecting the costs associated with running a public company, including board of director costs, director and officer insurance, investor relations, registrar and transfer agent fees, and legal and accounting costs related to our compliance with public reporting obligations.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with vessel-specific debt. As of June 30, 2021, our aggregate outstanding debt amounted to $54.1 million. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

For purposes of both the following discussion and the Financial Statements, results of operations of the container vessels segment we exited during 2020, are reported as discontinued operations for all periods presented.

Results of Operations (Continuing Operations)	For the Six Months Ended June 30,
	2021	2020	variation	% change
	in millions of U.S. dollars
Voyage and time charter revenues	17.5	25.6	-8.1	-32%
Voyage expenses	-10.0	-8.3	-1.7	20%
Vessel operating expenses	-5.8	-4.4	-1.4	32%
Depreciation	-3.7	-2.6	-1.1	42%
Management fees	0.0	-0.2	0.2	-100%
General and administrative expenses	-3.0	-4.4	1.4	-32%
Provision for credit losses	0.0	-0.1	0.1	-100%
Foreign currency losses	0.0	0.0	0.0	-
Interest and finance costs	-0.9	-1.0	0.1	-10%
Interest income	0.0	0.0	0.0	-
Net income / (loss) from continuing operations	-5.9	4.6	-10.5	-228%

Results of Operations (Discontinued Operations)	For the Six Months Ended June 30,
	2021	2020	variation	% change
	in millions of U.S. dollars
Time charter revenues	0.0	3.9	-3.9	-100%
Voyage expenses	0.0	-0.2	0.2	-100%
Vessel operating expenses	0.0	-1.9	1.9	-100%
Depreciation and amortization of deferred charges	0.0	-0.1	0.1	-100%
Management fees	0.0	-0.1	0.1	-100%
Impairment losses	0.0	-0.3	0.3	-100%
Loss on vessels' sale	0.0	0.0	0.0	-
Other income	0.4	0.0	0.4	-
Foreign currency gains	0.0	0.0	0.0	-
Net income from discontinued operations	0.4	1.3	-0.9	-69%

For the six months ended June 30, 2021 compared to the six months ended June 30, 2020

Net Loss from continuing operations for the six months ended June 30, 2021, amounted to $5.9 million, compared to net income of $4.6 million for the same period in 2020. In the first six months of 2021, the depressed market conditions in the tankers’ industry, being an impact of the ongoing COVID-19 pandemic, led our revenues to significantly lower levels that did not manage to exceed the level of the continuing operations' expenses. The net income for the six months ended June 30, 2020 was a result of increased revenues contributed by our tankers fleet, which led our profitability to significantly increase.

Net Income from discontinued operations for the six months ended June 30, 2021, amounted to $0.4 million, compared to net income of $1.3 million for the same period in 2020. The income of the first six months of 2021 depicted solely the impact of $0.4 million of income from insurance settlements of one of our container vessels. For the six months ended June 30, 2020, our containers’ fleet was profitable, despite the fact that the net income from discontinued operations includes impairment charges of $0.3 million recorded during the period for one of our container vessels.

Voyage and Time Charter Revenues from continuing operations for the six months ended June 30, 2021, amounted to $17.5 million, compared to $25.6 million for the same period in 2020. The decrease in time charter revenues is attributable to decreased time charter rates achieved as a result of the depressed market conditions.

Time Charter Revenues from discontinued operations for the six months ended June 30, 2020, were $3.9 million, while no time-charter revenues existed for the same period in 2021, following the disposal of our last container vessel Domingo in August 2020.

Voyage Expenses from continuing operations for the six months ended June 30, 2021, amounted to $10.0 million, compared to $8.3 million for the same period in 2020. Voyage expenses of our tanker vessels mainly consist of bunkers costs, port and canal expenses, and commissions paid to third-party brokers. The increase of the voyage expenses was mainly attributable to increased bunker expenses, after the acquisition of the tanker vessels P. Kikuma and P. Yanbu in March and December 2020, respectively.

Voyage Expenses from discontinued operations for the six months ended June 30, 2020, were $0.2 million, while no voyage expenses existed for container vessels for the same period in 2021, following the disposal of our last container vessel Domingo in August 2020. Voyage expenses of the container vessels mainly consist of commissions paid to third-party brokers and a smaller portion of bunkers costs, port and canal expenses, as our container vessels were exclusively operating on time-charters.

Vessel Operating Expenses from continuing operations for the six months ended June 30, 2021 amounted to $5.8 million, compared to $4.4 million for the same period of 2020 and mainly consist of expenses for running and maintaining our vessels, such as crew wages and related costs, consumables and stores, insurances, repairs and maintenance, environmental compliance costs and other miscellaneous expenses. The overall increase in vessel operating expenses was attributable to the increase in the average number of tanker vessels owned by us, and was counter-balanced by the fact that on average, the daily operating expenses of our tanker vessels have decreased in almost all major categories.

Vessel Operating Expenses from discontinued operations for the six months ended June 30, 2020, were $1.9 million, while no vessel operating expenses existed for container vessels for the same period in 2021, and mainly consist of expenses for running and maintaining our vessels, such as crew wages and related costs, consumables and stores, insurances, repairs and maintenance, environmental compliance costs and other miscellaneous expenses. The decrease in vessel operating expenses was attributable to the gradual disposition of our container vessels during 2020.

Depreciation from continuing operations for the six months ended June 30, 2021 amounted to $3.7 million, compared to $2.6 million for the same period in 2020, and represents the depreciation expense of our tanker vessels. The increase in depreciation expenses in the first six months of 2021 was attributable to the increase in the average number of tanker vessels owned by us.

Depreciation and Amortization of Deferred Charges from discontinued operations for the six months ended June 30, 2020, were $0.1 million, while no such expenses existed for container vessels for the same period in 2021, and represents the depreciation expense and the amortization charge of dry-docking costs for our container vessels. The decrease is attributable to the gradual disposition of our container vessels during 2020.

Management Fees from continuing operations for the six months ended June 30, 2020 amounted to $0.2 million, and represent the management fees to Maersk Tankers as long as they were providing commercial and technical management services to our tanker vessels Blue Moon and Briolette. The management agreements with Maersk Tankers were gradually terminated and, effective August 2020, UOT, our in-house Manager, has undertaken the full management of these vessels. Management fees and commissions paid to UOT are eliminated in consolidation, as intercompany transactions.

Management Fees from discontinued operations for the six months ended June 30, 2020 amounted to $0.1 million, while no such expenses existed for container vessels for the same period in 2021, and represent the management fees we paid Diana Whilhelmsen for the management services they provided to our container vessels m/v Rotterdam and m/v Domingo from December 2019 through the vessels' disposal in April and August 2020, respectively.

General and Administrative Expenses from continuing operations for the six months ended June 30, 2021 amounted to $3.0 million, compared to $4.4 million for the same period in 2020, and mainly consist of payroll expenses of office employees, consultancy fees, brokerage services fees, compensation cost on restricted stock awards, legal fees and audit fees. The decrease was mainly attributable to decreased compensation cost on restricted stock awards, legal fees and directors and officers’ insurance costs, and was partially offset by slightly increased payroll costs of the office employees.

Provision for credit losses from continuing operations for the six months ended June 30, 2021 and 2020 amounted to $0.0 million and $0.1 million, respectively, as effective January 1, 2020, we adopted ASU No 2016-13, which requires that, at each balance sheet date, we recognize an allowance for our estimated credit losses on all outstanding freight and demurrage receivables.

Impairment Losses from discontinued operations for the six months ended June 30, 2020 amounted to $0.3 million and represent non-cash impairment charges recorded for the container vessel Rotterdam, due to the vessel's classification as held for sale during the period under consideration.

Other Income from discontinued operations for the six months ended June 30, 2021 amounted to $0.4 million and represents income from insurance settlements of our container vessel Domingo.

Interest and Finance Costs from continuing operations were $0.9 million for the period ended June 30, 2021, compared to $1.0 million for the same period in 2020. The decrease is attributable to decreased average interest rates, which were 2.92% for the first six months of 2021, compared to 3.76% in the first six months of 2020, and was partially off-set by the increase of our average debt following the gradual financing of our tanker vessel P. Fos, P. Kikuma and P. Yanbu upon their acquisition from January to December 2020.

Inflation

Inflation does not have a material effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

Liquidity and Capital Resources

We have historically financed our capital requirements with cash flow from operations, equity contributions from shareholders, and long- and medium-term debt. Our operating cash flow is generated from charters on our vessels, through our subsidiaries. Our main uses of funds have been capital expenditures for the acquisition of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of loans, and payments of dividends. At times when we are not restricted by our lenders from acquiring additional vessels, we will require capital to fund vessel acquisitions and debt service.

As of June 30, 2021 and December 31, 2020, our working capital, which is current assets minus current liabilities, including the current portion of long-term debt, was $10.2 million and $17.6 million, respectively. We expect that we will fund our operations with cash on hand, cash generated from operations, bank debt and equity offerings, or a combination thereof, in the twelve-month period ending one year after the financial statements' issuance.

However, during the past months, due in part to fears associated with the spread of COVID-19, global financial markets, and financial markets in the U.S. experienced even greater relative volatility and a steep and abrupt downturn, which volatility and downturn may continue as COVID-19 continues to spread. These issues, along with significant write-offs in the financial services sector, the repricing of credit risk, and the current weak economic conditions, have made, and will likely continue to make it difficult to obtain additional financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

Cash Flow (Continuing and Discontinued Operations)

As of June 30, 2021, cash and cash equivalents amounted to $15.0 million, compared to $21.4 million as of December 31, 2020. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars.

For the presentation of the statement of cash flows in our financial statements, we elected to combine cash flows from discontinued operations with cash flows from continuing operations within each cash flow statement category. The absence of cash flows from discontinued operations is not expected to affect our future liquidity and capital resources.

Net Cash Provided By / (Used In) Operating Activities

Net cash used in operating activities for the six- month period ended June 30, 2021 amounted to $1.5 million, while net cash provided by operating activities were $10.0 million for the six- month period ended June 30, 2020. The decrease of net cash used in operating activities was mainly attributable to decreased revenues, as a result of decreased average time charter rates.

Net Cash Used In Investing Activities

Net cash used in investing activities in the six months ended June 30, 2021 was $0.9 million and consists of $0.9 million that we paid for vessels’ improvements in connection with the ballast water treatment installations on our tanker vessels.

Net cash used in investing activities in the six months ended June 30, 2020 was $23.2 million and consists of $18.1 million that we received from the sale of the container vessel Rotterdam, $41.2 million that we paid for the acquisition of our two tanker vessels and $0.1 million that we paid for property additions.

Net Cash Provided By / (Used In) Financing Activities

Net cash used in financing activities in the six months ended June 30, 2021 was $4.0 million and reflects the amounts that we repaid to our lenders for our outstanding loan facilities.

Net cash provided by financing activities in the six months ended June 30, 2020 was $18.9 million and consists of $26.0 million that we received as loan proceeds, $4.3 million that we repaid to our lenders for our outstanding loan facilities, $0.7 million that we paid for the re-purchase of our common shares, $1.5 million that we paid for the re-purchase of our Series C preferred shares,  $0.4 million that we paid for the re-purchase of our Series B preferred shares,  and $0.2 million we paid for financing costs in connection with our new loan agreements.

Capital Expenditures

Our future capital expenditures relate to the purchase of tanker vessels and vessel upgrades. We also expect to incur additional capital expenditures when our vessels undergo surveys. This process of recertification may require us to reposition these vessels from a discharge port to shipyard facilities, which will reduce our operating days during the period. The loss of earnings associated with the decrease in operating days, together with the capital needs for repairs and upgrades results in increased cash flow needs which we will fund with cash on hand.

Recent Developments

For the period from July 1, 2021 through the date of issuance of this document, there have been no recent developments to report.

PERFORMANCE SHIPPING INC.

PERFORMANCE SHIPPING INC.
Consolidated Balance Sheets as at June 30, 2021 (unaudited) and December 31, 2020
(Expressed in thousands of U.S. Dollars, except for share and per share data)

ASSETS	June 30, 2021	December 31, 2020
CURRENT ASSETS:
Cash and cash equivalents	$14,997	$21,365
Accounts receivable, net of provision for credit losses (Note 4)	2,493	3,503
Deferred voyage expenses	152	75
Inventories	3,143	1,981
Prepaid expenses and other assets	1,279	1,275
Current assets from discontinued operations (Note 3)	79	228
Total current assets	22,143	28,427

FIXED ASSETS:
Vessels, net (Note 6)	125,638	128,108
Property and equipment, net	1,081	1,135
Total fixed assets	126,719	129,243

NON-CURRENT ASSETS:
Right of use asset under operating leases (Note 8)	134	184
Deferred charges, net	640	-
Other non-current assets	152	-
Total non-current assets	926	184
Total assets	$149,788	$157,854

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of unamortized deferred fin. costs (Note 7)	$7,777	$7,768
Accounts payable, trade and other	2,494	1,472
Due to related parties (Note 5)	23	68
Accrued liabilities	1,375	1,100
Lease liabilities, current (Note 8)	90	94
Current liabilities from discontinued operations (Note 3)	189	316
Total current liabilities	11,948	10,818

LONG-TERM LIABILITIES:
Long-term debt, net of unamortized deferred financing costs (Note 7)	46,007	49,898
Other liabilities, non-current	265	251
Long-term lease liabilities (Note 8)	44	90
Commitments and contingencies (Note 8)
Total long-term liabilities	46,316	50,239

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued and outstanding as at June 30, 2021 and December 31, 2020, respectively (Note 9)	-	-
Common stock, $0.01 par value; 500,000,000 shares authorized; 5,082,726 issued and outstanding as at June 30, 2021 and December 31, 2020, respectively (Note 9)	51	51
Additional paid-in capital (Note 9)	457,398	457,171
Other comprehensive income	8	8
Accumulated deficit	(365,933)	(360,433)
Total stockholders' equity	91,524	96,797
Total liabilities and stockholders' equity	$149,788	$157,854

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

PERFORMANCE SHIPPING INC.
Unaudited Interim Consolidated Statements of Operations
For the six months ended June 30, 2021 and 2020
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2021	2020
REVENUES:
Voyage and time charter revenues (Note 4)	$17,513	$25,635

EXPENSES:
Voyage expenses	10,016	8,295
Vessel operating expenses	5,779	4,446
Depreciation (Note 6)	3,653	2,594
Management fees	-	170
General and administrative expenses (Notes 5 and 9)	3,009	4,406
Provision for credit losses (Note 4)	(20)	131
Foreign currency losses	68	8
Operating income / (loss)	$(4,992)	$5,585

OTHER INCOME / (EXPENSES)
Interest and finance costs	(921)	(1,037)
Interest income	13	85
Total other income / (expenses), net	$(908)	$(952)

Net income / (loss) from continuing operations	$(5,900)	$4,633

Gain from repurchase of preferred shares (Notes 5 and 10)	$-	$1,500

Net income/(loss) available to common stockholders from continuing operations	$(5,900)	$6,133

Net income from discontinued operations (Note 3)	$400	$1,303

Total net income / (loss) available to common stockholders	$(5,500)	$7,436

Earnings / (Loss) per common share, basic, continuing operations (Note 10)	$(1.18)	$1.28

Earnings / (Loss) per common share, diluted, continuing operations (Note 10)	$(1.18)	$1.25

Earnings per common share, basic, discontinued operations (Note 10)	$0.08	$0.27

Earnings per common share, diluted, discontinued operations (Note 10)	$0.08	$0.26

Earnings / (Loss) per common share, basic, total (Note 10)	$(1.10)	$1.55

Earnings / (Loss) per common share, diluted, total (Note 10)	$(1.10)	$1.51

Weighted average number of common shares, basic (Note 10)	5,019,981	4,805,969

Weighted average number of common shares, diluted (Note 10)	5,019,981	4,916,808

PERFORMANCE SHIPPING INC.
Unaudited Interim Consolidated Statements of Comprehensive Income / (Loss)
For the six months ended June 30, 2021 and 2020
(Expressed in thousands of U.S. Dollars)

	2021	2020

Net income / (loss) from continuing and discontinued operations	$(5,500)	$5,936

Comprehensive income / (loss) from continuing and discontinued operations	$(5,500)	$5,936

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

PERFORMANCE SHIPPING INC.
Unaudited Interim Consolidated Statements of Stockholders' Equity
For the six months ended June 30, 2021, and 2020
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Common Stock		Preferred Stock		Additional	Other
	# of Shares	Par Value	# of Shares	Par Value	Paid-in Capital	Comprehensive Income	Accumulated Deficit	Total
Balance, December 31, 2019	4,902,071	$49	1,600	$-	$459,328	$69	$(365,208)	$94,238
- Net income	-	-	-	-	-	-	5,936	5,936
- Conversion of Series B preferred stock to common stock (Note 9)	195,215	2	(1,100)	-	(2)	-	-	-
- Repurchase and cancellation of Series B preferred stock	-	-	(400)	-	(400)	-	-	(400)
- Repurchase and cancellation of Series C preferred stock, including expenses	-	-	(100)	-	(3,015)	-	1,500	(1,515)
-Compensation cost on restricted stock (Note 9)	-	-	-	-	1,310	-	-	1,310
- Common shares re-purchase and retirement, including expenses (Note 9)	(81,785)	(1)	-	-	(655)	-	-	(656)
Balance, June 30, 2020	5,015,501	$50	-	$-	$456,566	$69	$(357,772)	$98,913

Balance, December 31, 2020	5,082,726	$51	-	$-	$457,171	$8	$(360,433)	$96,797
- Net loss	-	-	-	-	-	-	(5,500)	(5,500)
- Compensation cost on restricted stock and stock option awards (Note 9)	-	-	-	-	227	-	-	227
Balance, June 30, 2021	5,082,726	$51	-	$-	$457,398	$8	$(365,933)	$91,524

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

PERFORMANCE SHIPPING INC.
Unaudited Interim Consolidated Statements of Cash Flows (continuing and discontinued operations)
For the six months ended June 30, 2021 and 2020
(Expressed in thousands of U.S. Dollars)

	2021	2020
Cash Flows provided by / (used in) Operating Activities:
Net income /(loss)	$(5,500)	$5,936
Adjustments to reconcile net income/(loss) to net cash provided by / (used in) operating activities:
Depreciation and amortization of deferred charges (Notes 3 and 6)	3,653	2,679
Amortization of deferred financing costs	74	68
Impairment losses	-	339
Gain / (loss) on vessel's sale	-	27
Compensation cost on restricted stock and stock option awards (Note 9)	227	1,310
(Increase) / Decrease in:
Accounts receivable	1,084	(490)
Deferred voyage expenses	(77)	-
Inventories	(1,162)	968
Prepaid expenses and other assets	72	184
Right of use asset under operating leases	50	(36)
Increase / (Decrease) in:
Accounts payable, trade and other	784	(297)
Due to related parties	(45)	46
Accrued liabilities	(24)	(783)
Other liabilities, non current	14	19
Lease liabilities under operating leases	(50)	36
Drydock costs	(640)	-
Net Cash provided by / (used in) Operating Activities	$(1,540)	$10,006
Cash Flows used in Investing Activities:
Vessel acquisitions and other vessels' costs	-	(41,242)
Proceeds from sale of vessels, net of expenses	-	18,103
Payments for vessels' improvements	(867)	-
Property and equipment additions	(4)	(70)
Net Cash used in Investing Activities	$(871)	$(23,209)
Cash Flows provided by / (used in) Financing Activities:
Proceeds from long-term bank debt (Note 7)	-	26,000
Repayments of long-term bank debt (Note 7)	(3,956)	(4,275)
Common shares re-purchase and retirement, including expenses (Note 9)	-	(656)
Repurchase of Series C preferred shares, including expenses (Note 9)	-	(1,515)
Repurchase of Series B preferred shares (Note 9)	-	(400)
Payments of financing costs (Note 7)	-	(260)
Net Cash provided by / (used in) Financing Activities	$(3,956)	$18,894
Net increase / (decrease) in cash, cash equivalents and restricted cash	$(6,367)	$5,691
Cash, cash equivalents and restricted cash at beginning of the year	$21,378	$26,363
Cash, cash equivalents and restricted cash at end of the period	$15,011	$32,054
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents at the end of the period	$15,011	$32,054
Cash, cash equivalents and restricted cash at the end of the period	$15,011	$32,054
SUPPLEMENTAL CASH FLOW INFORMATION
Non-cash investing activities	$410	$-
Interest payments, net of amounts capitalized	$830	$933

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2021
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

1.	General Information

Company’s identity

The accompanying unaudited interim consolidated financial statements include the accounts of Performance Shipping Inc. (or “Performance”) and its wholly-owned subsidiaries (collectively, the “Company”). Performance was incorporated as Diana Containerships Inc. on January 7, 2010, under the laws of the Republic of the Marshall Islands for the purpose of engaging in any lawful act or activity under the Marshall Islands Business Corporations Act. On February 19, 2019, the Company’s Annual Meeting of Shareholders approved an amendment to the Company’s Amended and Restated Articles of Incorporation to change the name of the Company from “Diana Containerships Inc.” to “Performance Shipping Inc.”, which was effected on February 25, 2019.  The Company’s common shares traded on the Nasdaq Global Select Market until March 5, 2020, and effective March 6, 2020, they trade on the Nasdaq Capital Market. The Company’s ticker symbol has been “DCIX” until March 30, 2020, at which date it changed to “PSHG”.

The Company is a global provider of shipping transportation services through the ownership of tanker vessels, while it owned container vessels since its incorporation through August 2020 (Note 3). The Company operates its fleet through Unitized Ocean Transport Limited (the “Manager” or “UOT”), a wholly-owned subsidiary. The fees payable to UOT are eliminated in consolidation as intercompany transactions.

Financial Statements presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim consolidated financial statements have been prepared on the same basis and should be read in conjunction with the financial statements for the year ended December 31, 2020 included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 5, 2021 and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2021 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2021.

The consolidated balance sheet as of December 31, 2020 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

Following the sale of all Company’s container vessels in 2020, the Company’s results of operations of the container vessels, as well as their assets and liabilities, are reported as discontinued operations for all periods presented in the accompanying unaudited interim consolidated financial statements (Note 3). The comparative figures in these consolidated balance sheets and statements of operations have been adjusted on the basis of presenting separately the discontinued operations’ figures. For the statement of cash flows, the Company elected the alternative of combining cash flows from discontinued operations with cash flows from continuing operations within each cash flow statement category, and as such, no separate disclosure of cash flows from discontinued operations is presented in the statement of cash flows.

Furthermore, as of November 2, 2020, the Company effected a one-for-ten reverse stock split on its common stock, and all share and per share amounts disclosed in the accompanying unaudited interim consolidated financial statements give effect to this reverse stock split retroactively, for all periods presented.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2021
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)
Other matters

On March 11, 2020, the World Health Organization declared the 2019 Novel Coronavirus (the “Covid-19”) outbreak a pandemic. Given the dynamic nature of these circumstances, the full extent to which the COVID-19 global pandemic may have direct or indirect impact on the Company's business and the related financial reporting implications cannot be reasonably estimated at this time, although it could materially affect the Company's business, results of operations and financial condition in the future.As of June 30, 2021, the impact of the outbreak of COVID-19 virus continues to unfold. As a result, many of the Company’s estimates and assumptions carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods. COVID-19 has resulted and may continue to result in a significant decline in global demand for oil. As the Company's business includes the transportation of crude oil, fuel oil and other petroleum products on behalf of customers, any significant decrease in demand for the cargo the Company transports could adversely affect demand for the Company's vessels and services. Spot tanker rates have come under pressure since mid-May 2020 as a result of record OPEC+ oil production cuts and lower production from other oil producing countries, which reduced crude exports, and the unwinding of floating storage and the delivery of newbuilding vessels to the world tanker fleet. The Company is constantly monitoring the developing situation, as well as its charterers’ response to the severe market disruption via cost cutting and rationalization of their networks and fleets, and is making necessary preparations to address and mitigate, to the extent possible, the impact of COVID-19 to the Company.

2.	Significant Accounting Policies and Recent Accounting Pronouncements

Significant Accounting Policies

A discussion of the Company’s significant accounting policies can be found in Note 2 of the Company’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on March 5, 2021. There have been no material changes to these policies in the six months ended June 30, 2021, except for those discussed below.

Pool Revenues Accounting: The Company’s tankers vessels have been employed since their acquisition under time and voyage charter contracts, while in June 2021, the Company has also entered into a pool arrangement for one of its vessels. For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessel, is determined in accordance with an agreed-upon formula, which is determined by the margins awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for as variable rate operating lease on the accrual basis and is recognized in the period in which the variability is resolved. The Company recognizes net pool revenue on a monthly and quarterly basis, when the vessel has participated in a pool during the period and the amount of pool revenue can be estimated reliably based on the pool report. The allocation of such net revenue may be subject to future adjustments by the pool however, such changes are not expected to be material.

Stock Options Accounting: The Company grants stock options as incentive-based compensation to certain of its officers, in accordance with the terms of the Company’s Equity Incentive Plan. Stock-based compensation awards that are classified as equity and do not contain any market, service or performance conditions, are recognized on the grant date with a corresponding credit to equity and are measured at fair value. The compensation cost of the Company’s stock-based compensation awards is included in general and administrative expenses in the unaudited interim consolidated statement of operations.

Accounting for Rent Concessions Related to the COVID-19 Pandemic: The FASB has provided accounting elections for entities that provide or receive rent concessions (e.g., deferral of lease payments, reduced future lease payments) due to the COVID-19 pandemic. Entities are allowed to elect to not evaluate whether a concession provided by a lessor due to COVID-19 is a lease modification. An entity that makes this election can then elect whether to apply the modification guidance (i.e., assume the concession was always contemplated by the contract or assume the concession was not contemplated by the contract). During the six months ended June 30, 2021, the Company’s rent costs were annulled as a result of COVID-19 relief measures applied by the Greek government. The Company assessed that the rent concession qualifies for the election, as the concession did not result in a substantial increase in the rights of the lessor or the obligations of the lessee, and then elected to not evaluate whether this concession provided by the Greek government due to COVID-19 is a lease modification, and further chose to adopt a policy to not account for the concession as a lease modification. Finally, the Company, as a lessee that was contractually released from certain lease payments, accounts the rent concession like a negative variable lease payment.

Recent Accounting Pronouncements- Not Yet Adopted

In July 2021, the FASB issued ASU No. 2021-05 Leases (Topic 842): Lessors-Certain Leases with Variable Lease Payments. The ASU amends the lessor lease classification guidance in ASC 842 for leases that include any amount of variable lease payments that are not based on an index or rate. If such a lease meets the criteria in ASC 842-10-25-2 through 25-3 for classification as either a sales-type or direct financing lease, and application of the sales-type or direct financing lease recognition guidance would result in recognition of a selling loss, then the amendments require the lessor to classify the lease as an operating lease. For public business entities that have adopted ASC 842 as of July 19, 2021, the amendments in ASU 2021-05 are effective for fiscal years beginning after December 15, 2021 and for interim periods within those fiscal years. The Company is currently evaluating the impact this guidance may have on its consolidated financial statements and related disclosures.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2021
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)
3.	Discontinued Operations

Since August 2019, that the delivery of the Company’s first tanker vessel “Blue Moon” took place, until August 2020, when the last container vessel “Domingo” was sold, the Company’s fleet was a mixture of container and tanker vessels. Accordingly, the Company had determined that it would operate under two reportable segments, one relating to its operations of container vessels (containers segment) and one to the operations of tanker vessels (tankers segment). Concurrently with the acquisition of its first tanker vessels, as the market environment for the Company’s containers fleet continued to be negative and with difficult employment opportunities, management initiated a number of actions for the gradual disposal of the whole container vessels’ fleet, although no decision at that time was reached for a strategic shift to a different segment.  In the first months of 2020, the Company acquired two additional tanker vessels. In August 2020, at the time when the fleet’s last container vessel was sold, the Company evaluated the results of the tanker vessels owned since 2019 and assessed the prospects of the specific segment as positive. At that time, the Company determined that its decision to exit the container segment represented a strategic shift to the exclusive ownership of tanker vessels and further assessed that the disposal of all of its container vessels constituted a disposal of an entity’s segment, that will have a major effect on the Company’s operations and financial results. Furthermore, the Company determined that it will not have continuing involvement in the operation of the disposed assets. In this respect, the results of operations of the container vessels, as well as their assets and liabilities, are reported since 2020 as discontinued operations for all periods presented in the accompanying unaudited interim consolidated financial statements. The comparative figures in these unaudited interim consolidated financial statements have been adjusted on the basis of presenting separately the discontinued operations’ figures.

Below are presented summarized the unaudited interim operating results of the discontinued operations for the six months ended June 30, 2021 and 2020, as well as the balance sheet information on the Company's discontinued operations as of June 30, 2021 and December 31, 2020:

	June 30, 2021	June 30, 2020
Items constituting net income from discontinued operations
Time-charter revenues	$-	$3,900
Voyage expenses	-	(172)
Vessels' operating expenses	-	(1,874)
Depreciation and amortization of deferred charges	-	(85)
Management fees	-	(101)
Impairment losses	-	(339)
Loss on vessels' sale	-	(27)
Other income	400	-
Foreign currency gains	-	1
Net income from discontinued operations	400	1,303

Carrying amounts of major classes of assets of discontinued operations	June 30, 2021	December 31, 2020
Cash and cash equivalents	$14	$13
Accounts receivable, trade	36	110
Prepaid expenses and other assets	29	105
Total major classes of current assets of discontinued operations	79	228
Carrying amounts of major classes of liabilities of discontinued operations
Accounts payable, trade and other	129	207
Accrued liabilities	60	109
Total major classes of current liabilities of discontinued operations	189	316

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2021
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)
4.	Revenues, Accounts Receivable and Provision for Credit Losses

Credit Losses Provision

On January 1, 2020 the Company adopted ASU No. 2016-13—Financial Instruments—Credit Losses (Topic 326) -Measurement of Credit Losses on Financial Instruments, which requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions, and reasonable and supportable forecasts in order to record credit losses in a timely manner. Receivables arising from operating leases are not within the scope of Subtopic 326-20 and as such, the receivables from time-charters are excluded. The Company measures the allowance for estimated credit losses on its short term receivables, being freight and demurrage receivables, cash equivalent balances and claims receivables. As of June 30, 2021 and December 31, 2020, the balance of the Company’s allowance for estimated credit losses on its outstanding freight and demurrage receivables were $59 and $79, respectively, and is included in Accounts receivable, net of provision for credit losses in the accompanying consolidated balance sheets. For the six months ended June 30, 2021 and 2020, the changes in the provision of estimated losses are reflected in Provision for doubtful receivables in the accompanying unaudited interim consolidated statements of operations and amounted to -$20 and $131, respectively. No allowance was recorded on insurance claims as of June 30, 2021 and December 31, 2020, as their balances were immaterial. In addition, no allowance was recorded for cash equivalents as the majority of cash balances as of the balance sheet date was on time deposits with highly reputable credit institutions, for which periodic evaluations of the relative credit standing of those financial institutions are performed.

Revenues and Accounts Receivable

The Company’s tankers vessels have been employed since their acquisition under time and voyage charter contracts, while in June 2021, the Company has also entered into a pool arrangement for one of its vessels.

The Company disaggregates its revenue from contracts with customers by the type of charter (time charters, spot charters and pool charters). For June 30, 2021, Revenues for continuing operations amounted to $11,441 from spot charters, to $5,998 from time-charters and to $74 from pool charters. For June 30, 2020, Revenues for continuing operations amounted to $23,484 from spot charters, and to $2,151 from time-charters. As of June 30, 2021, the balance of Accounts receivable, net, for the continuing operations amounted to $2,239 for the spot charters (of which $280 relates to contract assets), to $98 for the time-charters and to $156 for the pool charters. As of December 31, 2020, the balance of Accounts receivable, net, for the continuing operations amounted to $3,399 for the spot charters (of which $456 relates to contract assets), and to $104 for the time-charters.

For the containers fleet (discontinued operations), revenues of June 30, 2020 related exclusively to time-charters and are included in Net income / (loss) from discontinued operations in the accompanying consolidated financial statements, while the respective Accounts receivable, net as of June 30, 2021 and December 31, 2020 are included in Current assets from discontinued operations in the accompanying consolidated balance sheets (Note 3).

For the six months ended June 30, 2021 and 2020, charterers that accounted for more than 10% of the Company’s voyage and hire revenues, were as follows:

Charterer	2021	2020
A - Tanker vessels - Continuing operations	-	11%
B - Tanker vessels - Continuing operations	29%	10%
C - Tanker vessels - Continuing operations	10%	-
D- Tanker vessels - Continuing operations	28%	-

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2021
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)
5.	Transactions with Related Parties

Pure Brokerage and Shipping Corp. (“Pure Brokerage”): Pure Brokerage, a company controlled by the Company’s Non-Executive Director and major shareholder Mrs Aliki Paliou, provides brokerage services to the Company since June 15, 2020, pursuant to a Brokerage Services Agreement for a fixed monthly fee per each tanker vessel owned by the Company. Pure Shipbroking may also, from time to time, receive sale and purchase commissions and chartering commissions on the gross freight and hire revenue of the tanker vessels, depending on the respective charter parties’ terms.

Commissions and brokerage fees to Pure Brokerage amounted to $215 and $90, respectively, for the six months ended June 30, 2021, and to $76 and $6, respectively, for the six months ended June 30, 2020, and are included in Voyage expenses and in General and administrative expenses in the accompanying unaudited interim consolidated statements of operations. As at June 30, 2021 and December 31, 2020, an amount of $23 and $68 was payable to Pure Brokerage and is reflected in Due to related parties in the accompanying consolidated balance sheets.

Related Parties with whom the Company has terminated its co-operation

Altair Travel Agency S.A (“Altair”): The Company was using the services of an affiliated travel agent, Altair, which is controlled by the Company’s Chairman of the Board Mr. Symeon Palios. Travel expenses for the six months ended June 30, 2021 and 2020, were $18 and $124, respectively, and are included in Vessel operating expenses, in General and administrative expenses and in Net income / (loss) from discontinued operations in the accompanying unaudited interim consolidated financial statements. As at June 30, 2021 and December 31, 2020, there was no amount due to Altair. In January 2021, the Company terminated its co-operation with Altair, at no cost.

Diana Shipping Inc.: On March 23, 2020, the Company’s disinterested BOD members approved the repurchase of the Company’s 100 Series C preferred shares, held by Diana Shipping Inc. since 2017, for a purchase price of $1,500 (Note 9). On March 25, 2020, the Company agreed with Diana Shipping Inc. for the repurchase of the Series C preferred shares and on March 26, 2020, the Company paid the agreed purchase price and consequently cancelled the Series C preferred shares.

6.	Vessels, net

The amounts of Vessels, net in the accompanying consolidated balance sheets are analyzed as follows:

	Vessels' Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2020	$134,564	$(6,456)	$128,108
- Vessels' improvements	1,125	-	1,125
- Depreciation	-	(3,595)	(3,595)
Balance, June 30, 2021	$135,689	$(10,051)	$125,638

During the six months ended June 30, 2021, the Company capitalized an amount of $1,125, representing costs for the installation of ballast water treatment system on the vessel Briolette. Similarly, as of June 30, 2021, other non-current assets amounted to $152, being prepayments made in connection with the installation of ballast water treatment system on the vessel "P. Fos".

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2021
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)
7.	Long-Term Debt

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	June 30, 2021	Current	Non-current	December 31, 2020	Current	Non-current

Nordea Bank secured term loan	$26,272	$3,739	$22,533	$28,142	$3,740	$24,402
Piraeus Bank secured term loan	27,872	4,171	23,701	29,958	4,171	25,787
less unamortized deferred financing costs	(360)	(133)	(227)	(434)	(143)	(291)
Total debt, net of deferred financing costs	$53,784	$7,777	$46,007	$57,666	$7,768	$49,898

Secured Term Loans: The Company, through its vessel-owning subsidiaries, has entered into two long term loan agreements with certain financial institutions (as described below) to partially finance the acquisition cost of its tanker vessels. The loans are repayable in quarterly installments plus one balloon installment per loan agreement to be paid together with the last installment, and bear variable interest at LIBOR plus a fixed margin ranging from 2.75% to 2.85%. Their maturities fall due in July and December 2024, and at each utilization date, arrangement fees of 1.00% were paid. The term loans are collateralized by the Company’s five tanker vessels, whose aggregate net book value as of June 30, 2021 was $125,638.

In July 2019, the Company, through two of its vessel-owning subsidiaries, entered into a loan agreement with Nordea Bank Abp, Filial i Norge (“Nordea Bank”) for a senior secured term loan facility of up to $33,000, to partially finance the acquisition cost of the tanker vessels “Blue Moon” and “Briolette”. In December 2019 and in March 2020, the Nordea Bank loan was twice amended and restated to increase the loan facility to up to $47,000 and $59,000, respectively, so as to partially support the acquisition cost of the tanker vessels “P. Fos” and “P. Kikuma”, respectively. In December 2020, the Company entered into a Deed of Release with Nordea Bank, according to which the borrowers of the vessels “P. Fos” and “P. Kikuma” were released from all obligations under the agreement, in connection with the re-finance by Piraeus Bank S.A. (described below). Also in December 2020, the Company entered into a Supplemental Loan Agreement with Nordea Bank, to amend the existing repayment schedules of the “Blue Moon” and “Briolette” tranches and to amend the major shareholder’s clause included in the agreement.

In December 2020, the Company, through three of its vessel-owning subsidiaries, entered into a loan agreement with Piraeus Bank S.A. (“Piraeus Bank”) for a senior secured term loan facility of up to $31,526, to refinance the existing indebtedness of the vessels “P. Fos” and “P. Kikuma” with Nordea Bank, described above, and partially finance the acquisition cost of the vessel “P. Yanbu”. The three borrowers utilized in December 2020 an aggregate amount of $29,958 under the loan agreement, and no amount remained available for drawdown thereafter.

The Nordea and Piraeus Bank loans are guaranteed by Performance Shipping Inc., and are also secured by first priority mortgages over the financed fleet, first priority assignments of earnings, insurances and of any charters exceeding durations of two years, pledge over the borrowers’ shares and over their earnings accounts, and vessels’ managers’ undertakings. The loan agreements also require a minimum hull value of the financed vessels, impose restrictions as to dividend distribution following the occurrence of an event of default and changes in shareholding, include customary financial covenants and require at all times during the facility period a minimum cash liquidity. As at June 30, 2021, and December 31, 2020, the compensating cash balance required under the loan agreements amounted to $9,000 and $9,000 respectively, and is included in Cash and cash equivalents in the accompanying consolidated balance sheets.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2021
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)
As at June 30, 2021 and December 31, 2020, the Company was in compliance with all of its loan covenants.

The weighted average interest rate of the Company’s loans for the six months ended June 30, 2021 and 2020, was 2.92% and 3.76%, respectively.

For the six months ended June 30, 2021 and 2020, interest expense on long-term debt amounted to $824 and $929, respectively, and commitment fees amounted to $0 and $6, respectively, and are included in Interest and finance costs in the accompanying unaudited interim consolidated statement of operations.

As at June 30, 2021, the maturities of the debt facilities described above, are as follows:

Principal Repayment

July 1, 2021 through June 30, 2022	$7,911
July 1, 2022 through June 30, 2023	7,911
July 1, 2023 through June 30, 2024	7,911
July 1, 2024 through December 31, 2024	30,411
Total	$54,144

8.	Commitments and Contingencies

(a) Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any claims or contingent liabilities, which should be disclosed, or for which a provision should be established and has not in the accompanying unaudited interim consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim consolidated financial statements.

The Company’s vessels are covered for pollution in the amount of $1 billion per vessel per incident, by the protection and indemnity association (“P&I Association”) in which the Company’s vessels are entered. The Company’s vessels are subject to calls payable to their P&I Association and may be subject to supplemental calls which are based on estimates of premium income and anticipated and paid claims. Such estimates are adjusted each year by the Board of Directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year.  Supplemental calls, if any, are expensed when they are announced and according to the period they relate to. The Company is not aware of any supplemental calls outstanding in respect of any policy year.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2021
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)
(b) As at June 30, 2021, the tanker vessel “Blue Moon” was operating under a time charter agreement, which is accounted for as per ASC 842 requirements, while the Company’s remaining tanker vessels were on spot voyages, which are accounted for as per ASC 606 requirements. The minimum contractual annual charter revenues, net of related commissions to third parties, to be generated from the existing as at June 30, 2021, non-cancelable charter contracts, are estimated at $3,751 until June 30, 2022.

(c) The Company rents its office spaces in Greece under various lease agreements with unaffiliated parties. The durations of these agreements vary from a few months to 3 years and certain of these contracts also bear the option for the Company to extend the lease terms for further periods. Under ASC 842, the Company, as a lessee, has classified these contracts as operating leases and accordingly, a lease liability of $134 and $184, respectively, and an equal right-of-use asset based on the present value of future minimum lease payments for the fixed periods of each contract have been recognized on the June 30, 2021 and December 31, 2020 balance sheets. The monthly rent cost under the existing as of June 30, 2021 lease agreements are $8 (based on the exchange rate of Euro/US Dollar $1.19 as of June 30, 2021). Rent costs have been annulled for the Company since the beginning of 2021 as a result of COVID 19-relief measures applied by the Greek government, as the lessor is partially reimbursed for these rent payments by the state. Accordingly, rent expenses amounted to $0 and $59 for the six months ended June 30, 2021 and 2020, respectively, and are included in General and administrative expenses of the continuing operations in the accompanying unaudited interim consolidated financial statements. The Company assessed that the rent concession qualifies for the election and elected to not evaluate whether a concession provided due to COVID-19 is a lease modification under ASC 842. The Company has assessed the right of use asset recognized for office leases for impairment and concluded that no impairment charge should be recorded as June 30, 2021, as no impairment indicators existed.

The following table sets forth the Company’s undiscounted office rental obligations as at June 30, 2021:

Amount
Year 1	$98
Year 2	46
Year 3	3
Total	$147
Less imputed interest	(13)
Present value of lease liabilities	$134

Lease liabilities, current	90
Lease liabilities, non- current	44
Present value of lease liabilities	$134

9.	Changes in Capital Accounts

(a) Series B Preferred Stock: During the six months ended June 30, 2020, 1,100 Series B convertible preferred shares previously issued to Kalani Investments Limited (or “Kalani”), were converted to 195,215 common shares and finally, on April 6, 2020, the Company’s BOD members approved the re-purchase of the Company’s 400 then outstanding Series B-2 convertible preferred shares for a purchase price of $400. Following the BOD approval, the Company entered into an agreement with “Kalani” on April 7, 2020 for the re-purchase of all 400 Series B-2 convertible preferred shares outstanding, paid the purchase price of $400 and consequently cancelled the Series B-2 preferred shares.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2021
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)
(b) Series C Preferred Stock: On March 23, 2020, the Company’s disinterested BOD members approved the repurchase of the Company’s 100 Series C preferred shares, held by Diana Shipping Inc. since 2017, for a purchase price of $1,500. The Company’s disinterested BOD members had previously received a fairness opinion from an independent third party that the transaction was fair from a financial point of view to the Company. On March 25, 2020, the Company agreed with Diana Shipping Inc. for the repurchase of the Series C preferred shares and on March 26, 2020, the Company paid the agreed purchase price and consequently cancelled the Series C preferred shares.

(c) Share Repurchase Program: In January 2020, the Company’s Board of Directors further authorized a share repurchase program to purchase up to an aggregate of $6,000 of the Company’s common shares. The timing and amount of any repurchases would be determined by the Company’s management and would depend on market conditions, capital allocation alternatives, applicable securities laws, and other factors. During the six months ended June 30, 2020, the Company repurchased 81,785 common shares of value $656, including expenses, and all common shares repurchased as part of this program were cancelled. The Board of Directors’ authorization of this program expired on December 21, 2020.

(d) Compensation Cost on Stock Option Awards: On January 1, 2021, the Company granted to its Chief Financial Officer stock options to purchase 120,000 of the Company’s common shares as share-based remuneration. The stock options, which were granted pursuant to, and in accordance with, the Company’s Equity Incentive Plan, have been approved by the Company’s board of directors. The stock options are exercisable at a price range between $10.0 and $30.0 per share, for a term of five years.

In its assessment for the accounting of the stock options awards, the Company has taken into consideration the provisions of ASC 718 “Compensation – Stock Compensation” and determined that these stock options should be classified as equity rather than liability.  The award was measured on the grant date, being January 1, 2021, at fair value on a non-recurring basis. Its fair value was determined through Level 3 inputs of the fair value hierarchy as determined by management and amounted to $134. The fair value of the stock option was estimated using the binomial-pricing model with the following assumptions: (a) 6% dividend yield, assumed based on Company’s stated dividend policy and existing capital structure, (b) weighted average expected volatility of 75%, (c) risk free rate of 0.36% determined by management using the applicable 5-year treasury yield as of the measurement date, (d) market value of common stock of $4.64 and (e) expected life of 5 years as at January 1, 2021. During the six months ended June 30, 2021, no stock options were exercised and the full amount of $134 was recognized as compensation cost in General and administrative expenses in the accompanying unaudited interim consolidated statements of operations.

(e) Compensation Cost on Restricted Common Stock: On February 15, 2018, the Company’s Board of Directors approved a one-time award of restricted common stock, which was proposed by the Company’s compensation committee, with an aggregate value of $5,000, to the Company’s executive officers and non-executive directors, in recognition of the successful refinancing of the Company’s RBS loan in 2017. In this respect, a number of 574,779 restricted shares were issued on February 15, 2019 and their number was defined based on the share closing price of February 15, 2019. One third of the shares vested on the issuance date and the remainder two thirds vested ratably over two years from the issuance date.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2021
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)
On December 30, 2020, the Company’s Board of Directors approved an amendment to the 2015 Equity Incentive Plan (or the “Plan”), to increase the aggregate number of shares issuable under the plan to 538,830 shares, and further approved 67,225 restricted common shares to be issued on the same date as an award to the Company’s directors. The fair value of the award was $320 and was calculated by using the share closing price of December 29, 2020. One fourth of the shares vested on December 30, 2020 and the remainder three fourths will vest ratably over three years from the issuance date. As at June 30, 2021, 471,605 restricted common shares remained reserved for issuance under the Plan.

During the six months ended June 30, 2021 and 2020, aggregate compensation cost on restricted stock amounted to $93, and $1,310 respectively, and is included in General and administrative expenses in the accompanying unaudited interim consolidated statements of operations. At June 30, 2021 and December 31, 2020, the total unrecognized compensation cost relating to restricted share awards was $200 and $293, respectively.

During the six months ended June 30, 2021 and 2020, the movement of the restricted stock cost was as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2019	388,576	$8.90
Granted	-	-
Vested	(282,391)	8.98
Forfeited or expired	-	-
Outstanding at June 30, 2020	106,185	$8.70
Granted	67,225	4.76
Vested	(73,311)	7.80
Forfeited or expired	-	-
Outstanding at December 31, 2020	100,099	6.71
Granted	-	-
Vested	(49,681)	8.70
Forfeited or expired	-	-
Outstanding at June 30, 2021	50,418	$4.76

As at June 30, 2021, the weighted-average period over which the total compensation cost related to non-vested awards, as presented above, is expected to be recognized, is 1.50 years.

(f) At The Market Offering: On March 5, 2021, the Company entered into an At The Market Offering Agreement with H.C. Wainwright & Co., LLC, as sales agent, pursuant to which the Company may offer and sell, from time to time, up to an aggregate of $5,900 of its common shares, par value $0.01 per share. No shares have been sold during the six-month period ended June 30, 2021, or up to the date of issuance of these unaudited interim consolidated financial statements.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2021
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)
10.	Earnings / (Loss) per Share

All common shares issued (including the restricted shares issued under the equity incentive plan, or else) are the Company’s common stock and have equal rights to vote and participate in dividends, subject to forfeiture provisions set forth in the applicable award agreements. Unvested shares granted under the Company's incentive plan, or else, are entitled to receive dividends which are not refundable, even if such shares are forfeited, and therefore are considered participating securities for basic earnings per share calculation purposes. For June 30, 2021 and 2020, the Company did not pay any dividends. The calculation of basic earnings/ (loss) per share does not consider the non-vested shares as outstanding until the time-based vesting restrictions have lapsed. The dilutive effect of share-based compensation arrangements is computed using the treasury stock method, which assumes that the “proceeds” upon exercise of these awards are used to purchase common shares at the average market price for the period. For the six months ended June 30, 2020, the computation of diluted earnings per share reflects the potential dilution from conversion of outstanding preferred convertible stock (Note 9) calculated with the "if converted" method and resulted to 110,839 shares. For the six-months ended June 30, 2020, no incremental shares were calculated from the application of the treasury stock method for the restricted shares. For the six-months ended June 30, 2021, securities that could potentially dilute basic loss per share in the future that were not included in the computation of diluted loss per share, because to do so would have anti-dilutive effect, are any incremental shares of non-vested equity incentive plan shares, and also any incremental shares resulting from the non-exercised stock options calculated with the treasury stock method.

For the six months ended June 30, 2020, earnings attributable to common equity holders is adjusted by $1,500, being the difference between the fair value of the consideration paid for the re-purchase of the Series C preferred shares (Note 9) and the carrying amount of the shares surrendered. The $1,500 gain from repurchase has been allocated to continuing operations, as it derives from corporate decisions in connection with the restructuring of the Company’s share capital.

	2021		2020
	Basic LPS	Diluted LPS	Basic EPS	Diluted EPS
Net income / (loss) from continuing operations	$(5,900)	$(5,900)	$4,633	$4,633
plus gain from repurchase of preferred shares	-	-	1,500	1,500
Net income / (loss) available to common stockholders from continuing operations	(5,900)	(5,900)	6,133	6,133

Net income from discontinued operations	400	400	1,303	1,303

Total net income / (loss) available to common stockholders	(5,500)	(5,500)	7,436	7,436

Weighted average number of common shares outstanding	5,019,981	5,019,981	4,805,969	4,805,969
Effect of dilutive shares	-	-	-	110,839
Total shares outstanding	5,019,981	5,019,981	4,805,969	4,916,808

Earnings / (Loss) per common share, continuing operations	$(1.18)	$(1.18)	$1.28	$1.25

Earnings per common share, discontinued operations	$0.08	$0.08	$0.27	$0.26

Earnings / (Loss) per common share, total	$(1.10)	$(1.10)	$1.55	$1.51

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2021
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)
11.	Financial Instruments and Fair Value Disclosures

The carrying values of temporary cash investments, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair values of long-term bank loans approximate the recorded values, due to their variable interest rates. The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. Currently, the Company does not have any derivative instruments to manage such fluctuations.

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with various qualified financial institutions and performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.

12.	Subsequent Events

The Company evaluated subsequent events and concluded that there are no material subsequent events to disclose.